Exhibit 4.54

Shenyang Rural Commercial Bank

No.: JG2017SHLDAB10039

ESCROW ACCOUNT AGREEMENT

Table of Contents

Clause 1 Scope of Custody and Escrow Account	1

Clause 2 Term of Custody	2

Clause 3 Mode of Custody	2

Clause 4 Daily Custody over Account	2

Clause 5 Special Escrow Custody over Account	4

Clause 6 Rights and Obligations of the Parties	5

Clause 7 Breach	6

Clause 8 Effectiveness, Modification and Termination	7

Clause 9 Applicable Law and Dispute Settlement	7

Clause 10 Other Matters Agreed on by the Parties	8

Clause 11 Supplementary Provisions	8

ESCROW ACCOUNT AGREEMENT

Party A: Shenyang Rural Commercial Bank Co., Ltd., Shenhe Sub-branch

Party B: ChinaCache Xin Run Technology (Beijing) Co., Limited

Party B is voluntary to provide Party A the security for repayments with the revenues listed herein so as to secure the realization of the obligatory rights under the Loan Contract / Agreement (No.: 2017SHLDAB10039) (hereinafter referred to as the “Master Contract”) entered into by and between Party A and ChinaCache Xin Run Technology (Beijing) Co., Limited (hereinafter referred to as the “Obligor”; the Obligor shall be Party B if the Master Contract is executed by Party A and Party B). After having reached consensus through their equal negotiation, Party A and Party B hereby enter into this Escrow Account Agreement.

Clause 1 Scope of Custody and Escrow Account

1.1	Party B shall provide item (7) below as the security for the realization by Party A of the obligatory rights under the Master Contract and place the same under the custody of Party A:

(1)	fee-based revenues from mobile communication

(2)	fee-based revenues from water supply / electric power supply / gas supply

(3)	fee-based revenues from wire television

(4)	fee-based revenues from heat supply

(5)	housing mortgage loans, down payments and other sales amounts

(6)	fiscal revenues: /

(7)	other revenues: rental-based revenues from the cabinets in such three data centers as #4#9#10 and etc.

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1.2	Party B shall open the following account at Party A or a branch under it as the escrow account:

Account name: ChinaCache Xin Run Technology (Beijing) Co., Limited

Account number:________________________________________

Bank: Shenyang Rural Commercial Bank Co., Ltd., Shenhe Sub-branch

Clause 2 Term of Custody

The term of the custody of Party A shall commence on December 21st, 2017 and expire on the date on which all debts of the Obligor under the Master Contract are paid off.

Clause 3 Mode of Custody

Party B undertakes to accept the custody of Party A over the account of its revenues in accordance with mode (1) below:

(1)	All amounts of the revenues under the custody of Party A referred to in Clause 1.1 shall be deposited in the escrow account, and Party B undertakes to specify in the contracts executed between it and the relevant third parties or receipts of payments that all amounts shall be directly remitted to such account. If Party A considers necessary, Party B shall provide written commitments of the relevant third parties for warranting that the amounts payable will be remitted to the escrow account.

(2)	/%of the revenues referred to in Clause 1.1 shall be deposited in the escrow account, and Party B shall, as per the requirement of Party A, provide written commitments of the relevant third parties for warranting that the amounts payable will be remitted to the escrow account.

Clause 4 Daily Custody over Account

4.1	Party B authorizes Party A to conduct daily custody over the account, including but not limited to knowing and recording the details of revenues into and expenditures out of the funds in the escrow account, and restricting the use of the funds in the account pursuant to this Agreement.

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4.2	During the term of this Agreement, the balance in the escrow account shall not be less than RMB / ten thousand Yuan at any time point from the date on which Party B commences to receive the revenues referred to in Clause 1.1, and if the relevant revenues are foreign exchange, they will be converted to RMB at the quotations on the day.

4.3	Party B shall obtain the consent of Party A if the amount of a single drawing from the escrow account exceeds 5 million Yuan.

4.4	Party B undertakes that if the balance in the escrow account is less than the minimum balance provided under Clause 4.2, it will timely take measures to make up the difference. Party A shall be entitled to refuse Party B to draw any amount from such account prior to the difference being made up.

4.5	During the term of this Agreement, Party B must warrant that the inflows to the escrow account in / (month / quarter) shall not be less than / ten thousand Yuan. If the inflows are less than such amount, Party A shall be entitled to decide to take the measures listed in / (one or more)below:

(1)	to increase the minimum balance in the escrow account provided under Clause 4.2 from the next / (month / quarter) until the inflows recover to the amount provided hereunder;

(2)	to decrease the amount of a single drawing provided under Clause 4.3 from the next / (month / quarter) until the inflows recover to the amount provided hereunder;

(3)	to cease to make the loans not drawn by Party B or require Party B to prepay all or a part of loans drawn by Party B, in the event that Party B is the Obligor.

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Clause 5 Special Custody over Account

5.1	Party B authorizes Party A to conduct special custody over the escrow account, including but not limited to authorizing Party A to accordingly freeze and make deductions from the funds in the escrow account after the occurrence of the circumstances provided hereunder.

5.2	If Party B breaches the provisions for the gathering of revenues or daily management of account herein, or the Obligor conducts a breach under the Master Contract, Party A shall be entitled to freeze the funds in the escrow account and Party B shall not draw any amount from the escrow account until the breach is rectified and such rectification is recognized by Party A.

5.3	If the Obligor fails to deposit the principal or interest of loan payable on the repayment date or interest settlement date or other amount payable agreed in the contract into the designated account pursuant to the provisions of the Master Contract, Party A shall be entitled to freeze the funds in the escrow account and deduct from the escrow account the principal or interest of loan or other amount payable by the Obligor if the Obligor fails to perform or fully perform the relevant obligations when the time limit expires.

5.4	The scope of the relevant amounts directly deducted by Party A from the escrow account under Clause 5.3 includes but not limited to: all principals, interests, default interests and compound interests of loans, liquidated damages, damages, costs arising from the realization of the master obligatory rights and all other costs payable by the Obligor under the Master Contract, until all such amounts are paid off.

5.5	The provisions for the minimum balance in the escrow account under Clause 4.2 shall not constitute any restriction on the deductions made by Party A for the principals or interest of loans or other amounts pursuant to the provisions under this clause.

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Clause 6 Rights and Obligations of the Parties

6.1	Without the written consent of Party A, Party B shall not enter into an escrow account agreement on the revenues provided under Clause 1.1 with any third party other than Party A, unless this Agreement adopts the second mode of custody under Clause 3.

6.2	Party A shall be entitled to require Party B to assist in protecting the escrow account and the funds therein from the infringement or possible infringement of any third party, and Party B shall be obligated to notify and assist Party A of and in avoiding the occurrence of such infringement.

6.3	The failure or delay of Party A to exercise any right hereunder or partial exercise thereof shall neither constitute the waiver or modification of such right or any other right, nor affect its further exercise of such right or any other right.

6.4	Party A shall timely release the daily custody and special custody over the escrow account when all its obligatory rights under the Master Contract are satisfied.

6.5	Party B shall timely notify Party A in writing of any following circumstance:

(1)	a change in the rights to collect fees, prices for fees, term for collecting fees or etc.;

(2)	a change in the operating system, including but not limited to merger, split, joint-stock transformation and joint venture and cooperation with foreign investors;

(3)	a change in the business scope, registered capital or capital contribution, or shareholding structure;

(4)	involvement in or possible involvement in a material economic dispute, litigation or arbitration, or compulsory enforcement or lawful freezing of the funds in the escrow account;

(5)	bankruptcy, closure of business, dissolution or ceasing of business for rectification, or revocation of business license or cancellation of the registration with the administration for industry and commerce;

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(6)	a change in the enterprise name, articles of association, business address, telephone number, legal representative or responsible person or etc..

Party B shall notify Party A in writing within 10 days after the relevant resolution is adopted if item (2) or (3) above occurs; Party B shall immediately notify Party A in writing if item (1) or (4) or (5) or(6) above occurs.

6.6	If Party A and the Obligor reach an agreement on modifying the Master Contract, it is not required to obtain the consent of Party B and Party B shall continue to observe the provisions hereof, unless such modification involves in the extension of loan or increase of the amount of loan. If Party B is the Obligor, any modification of the Master Contract shall not affect the performance of the obligations of Party B hereunder.

Clause 7 Breach

7.1	It shall constitute a breach if any party fails to perform or fails to fully perform any obligation hereunder, or violate any representation, warranty or commitment made by it hereunder after this Agreement shall become effective. It shall indemnify the losses incurred by the other party as a result.

7.2	Any party to which any following circumstance occurs shall assume the additional costs and losses arising therefrom:

(1)	a failure to make the relevant notice pursuant to the provisions hereof or the content of the notice is not consistent with the fact;

(2)	a refusal to, in a normal business day and time, receive the notice made by the other party pursuant to the provisions hereof.

7.3	Party B shall indemnify all losses incurred by Party A within the scope provided under Clause 5.4 if this Agreement is invalid due to Party B.

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7.4	Unless otherwise provided herein, the other party shall be entitled to adopt other measures stipulated by the relevant laws and regulations if any party has a breach.

Clause 8 Effectiveness, Modification and Termination

8.1	This Agreement shall become effective on the execution date and remain valid until the date on which the term of custody expires and all obligations of Party B hereunder are performed.

8.2	Any modification of this Agreement shall be made in writing upon the consensus of the parties through negotiation. The modified terms or agreement shall constitute a part of this Agreement and have the same legal effect as this Agreement. The terms hereof other than those modified shall remain valid, and the original terms shall remain valid prior to the modified terms becoming effective.

8.3	The invalidity or unenforceability of any term hereof shall neither affect the validity and enforceability of the remaining terms, nor affect the effect of the entire agreement.

8.4	The modification or termination of this Agreement shall not affect the rights of the parties to require to indemnify losses. The termination of this Agreement shall not affect the effect of the terms hereof regarding dispute settlement.

Clause 9 Applicable Law and Dispute Settlement

9.1	This Agreement shall be governed by and interpreted in accordance with the law of China (for the purpose hereof, not including Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region).

9.2	Any dispute in connection with this Agreement shall be subject to the non-exclusive jurisdiction of the people’ court at the domicile of Party A.

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Clause 10 Other Matters Agreed on by the Parties

10.1	Our bank is authorized to conduct daily custody over the account under Clause 1.2 above hereof, including but not limited to knowing and recording the details of revenues into and expenditures out of the funds in the escrow account, and restricting the use of the funds in the account pursuant to this Agreement;

10.2	The cabinet lease contracts (agreements) executed between the borrower and clients shall expressly specify that: the fund settlement accounts of the rentals for the cabinets in such three buildings as #4#9#10 shall be the fund escrow accounts opened at our bank; and they undertake that all revenues received for the cabinets in such three buildings as #4#9#10 shall be deposited in the fund escrow accounts opened at our bank and accept the closed custody of our bank;

10.3	Our bank may declare the acceleration of the loans and our bank shall be entitled to require to repay the loans or dispose of the gage in advance, if there are successive two failures or accumulative three failures of the borrower to repay the principals or interests of the loans pursuant to the provisions and the borrower evades the custody over funds.

Clause 11 Supplementary Provisions

11.1	This Agreement is made in duplicate of the same legal effect, Party A, Party B and ∕ respectively holding one.

11.2	The schedules hereto shall be an integral part of this Agreement and have the same legal effect as this Agreement. The schedules hereto include:

Schedule 1:

Schedule 2:

(the remainder of this page is intentionally left blank)

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(this page bears no text and is the signature page)

This Agreement is entered into by and between the following parties on December 21st, 2017. The parties confirm that when entering into this Agreement, the parties have explained and discussed all terms in detail, the parties have no doubt on all terms of this Agreement and have accurate and unmistakable understanding of the legal meaning of the relevant rights and obligations of the parties and the terms of limitation or disclaimer of liabilities.

Party A (Official Seal or Contract Seal)

Responsible Person or Authorized Agent

(Signature or Seal)

Date: December 21st, 2017

Primary Business Address: No.25 Fengyutan Street, Shenhe District, Shenyang

Postcode:

Tel: 13998117132

Fax:

Email:

Contact Person: Zhao Zhe

Party B (Official Seal)

Legal Representative or Authorized Agent

(Signature or Seal)

Date: December 21st, 2017

Primary Business Address: No.1 Zhuyuan Four Street, Shunyi District, Beijing

Postcode:

Tel: 64084466

Fax:

Email:

Contact Person: WANG Song

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